
ICAP


05008831

1 June 2005

FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549-0405
USA

FILE NUMBER: 08204904

Dear Sir

ICAP plc

On behalf of ICAP plc, in accordance with Rule 12g3-2(b) under the Securities Exchange Act, please find enclosed information that ICAP plc has made public pursuant to the laws of England, has filed with the London Stock Exchange or has distributed to its shareholders.

Please acknowledge receipt of this information by stamping the enclosed copy letter and returning it to us in the enclosed self-addressed envelope.

Yours faithfully

Helen Broomfield
Group Company Secretary
Tel: +44 20 7000 5781
Fax: +44 20 7000 5789
Email: helen.broomfield@ICAP.com

Encs:

ICAP plc
2 Broadgate
London
EC2M 7UR
Tel +44 (0) 20 7000 5000



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ICAP PLC - Final Results

RNS Number:6513M

ICAP PLC
24 May 2005


SEC MAIL PROCESSING
RECEIVED
JUN 08 2005
WASH, D.C.
209
SECTION

Preliminary Statement for the year ended 31 March 2005

ICAP plc, the world's largest voice and electronic interdealer broker, tod
announced Preliminary Results for the year ended 31 March 2005.

Highlights:

	Year ended 31/03/05 £m	Year ended 31/03/04 £m	Variance Reported1%	Const
Group turnover	794.0	801.4	(1)	
Net operating expenses	624.7	641.1	3	
Pre tax profit3	178.9	170.2	5	
EPS - adjusted3	19.5p	18.4p	6	
Dividends per share	8.25p	7.4p	11	

* Profit before tax, goodwill amortisation and exceptional items, rose 5 to £178.9 million (2004: £170.2 million)
* Group operating profit margin4 increased, for the fifth successive yea to 21%
* Turnover in electronic broking rose to £83.8million (2004: £62.0 million) and profit5 rose to £23.9million (2004: £4.7million)
* Adjusted earnings per share rose 6% to 19.5p (2004: 18.4p)
* Statutory profit before tax was £131.7 million (2004: £130.5 million). Basic earnings per share were 14.1p (2004: 15.1p)
* Cash inflow from operating activities before operating exceptional ite was £179.7million (2004: £182.9 million). Shareholders' funds were £44 million (2004: £468.2 million)
* The directors recommend a final dividend per ICAP share of 6.4p bringi the total dividend to 8.25p per share, a rise of 11% on the previous y

Michael Spencer, Group Chief Executive, said:

"Our performance in the past year has demonstrated the strength and resili of our business in the face of a very weak US dollar and slower markets in six months from May 2004. In the second half of the year and particularly the beginning of 2005, we have seen the return of stronger growth in most markets. Against this demanding background we achieved a most encouraging outcome, delivering improved profit and margins, assisted by reductions in cost base.

The performance of our electronic broking businesses continues to be outst with rising volumes and increasing market share. In particular, BrokerTec exceeded all our early expectations since we acquired it in 2003.

Looking ahead, our strategy remains unchanged; to grow both organically an through selective acquisition to take our share of the combined voice and electronic market from an estimated 28% to exceed 35% over the next few ye While we cannot forecast the levels of activity in the financial markets, will continue to extend our voice and electronic businesses across these m and increase profit by leveraging the scale economies of our businesses."

There will be an analyst's briefing at 9:30 am BST on Tuesday 24 May 2005 Broadgate, London EC2M 7UR. An audiocast of the presentation made to analy 9:30 am BST on 24 May 2005 will be available on the web site, www.icap.com 00 pm BST on 24 May 2005. It will remain on the web site for six months.

24 May 2005

Enquiries
ICAP plc
Michael Spencer Group Chief Executive (44) 20 7050
Mike Sheard Director of Corporate Affairs (44) 20 7050

The Maitland Consultancy
Neil Bennett (44) 20 7379

About ICAP

ICAP is the world's largest voice and electronic interdealer broker with a average transaction volume in excess of $1 trillion, 50% of which is electronic. The Group is active in the wholesale market for OTC derivative fixed income securities, money market products, foreign exchange, energy, and equity derivatives.

Please go to www.icap.com for more information.

Notes

1 Reported exchange rates
2 Constant exchange rate variances are calculated by restating the year to 31/3/04 (the prior year) at the average exchange rate that prevailed for year to 31/3/05 (the current year). Additionally, an adjustment is made relevant year to ensure that there is an equal time period of contributi from acquisitions in the current and prior years.
3 Excludes goodwill amortisation and exceptional items.
4 Group operating profit before goodwill amortisation and exceptional item a percentage of Group turnover.
5 Profit is defined as profit before tax, goodwill amortisation, exception items, interest and share of operating profit of joint ventures and associates.

ICAP plc
Preliminary Results for the year ended 31 March 2005

Operating review

Our performance in the past year has demonstrated the strength and resilie our business in the face of a very weak US dollar and slower markets in th months from May 2004. Overall market volumes were subdued by lower volatil and issuance compared to the sustained growth that we have experienced in previous years. In the second half of the year and particularly since the beginning of 2005, we have seen the return of stronger growth in most mark Against this demanding background we achieved a most encouraging outcome a ICAP have delivered improved profit and margins, assisted by reductions in cost base.

The Group's profit before tax, goodwill amortisation and exceptional items £178.9 million for the year to 31 March 2005 compared with £170.2 million the previous year. The Group incurred £9.1 million of exceptional costs including £4.1 million of UK property and move related expenses and £5.0 m of various legal and employment related costs in the Asia Pacific region. before tax on a statutory basis was £131.7 million, an increase of £1.2 mi Shareholders' funds at 31 March 2005 were down by £19.4 million to £448.8 million, after taking account of the £17.3 million share buyback in 2004.

The performance of ICAP's electronic broking businesses continues to be outstanding with rising volumes and increasing market share. Furthermore, electronic broking offers huge economies of scale and our early expectatio the BrokerTec acquisition in 2003 has been exceeded.

Business drivers

ICAP is a growth business in a growth market. Historically, underlying mar revenue growth has been between 3% and 5% and we believe that the long-ter trend will remain at these levels.

The growth drivers in our markets include:

*market volatility, including interest rate, FX, credit and commodities

*increased commitment of risk capital to the interest rate, energy and markets by the hedge funds and banks
*growth in bond issuance, driven by national deficit funding or capital raising by corporate and financial institutions
*market share changes from industry consolidation
*development of new markets e.g. Korea, China and Latin America
*introduction of new products e.g. carbon emissions, coal and freight.

In the more liquid and commoditised markets, electronic broking creates additional growth opportunities through:
*the efficiency of electronic broking increasing trading volumes and attracting business previously traded directly between banks
*increased market concentration and higher barriers to entry resulting fewer players with larger market shares
*increased integration with the banks' client trading systems and "blac box" automated trading systems.

In the most recent survey of market turnover by the Bank of International Settlements, covering the period between 2001 and 2004, there was continue strong growth in interest rate derivatives, products which make a signific contribution to ICAP's profitability. During the three year period, intere rate swaps volume traded increased on average by 26% per annum and interes options by 150% per annum. Forward foreign exchange grew more slowly at 14 annum but foreign exchange options increased significantly more quickly at per annum.

In the US Treasuries market in the three months to March 2005, according t New York Federal Reserve Board, volumes transacted by interdealer brokers by 13%. Volumes in many of the corporate bond markets fell as a result of tighter spreads against government bonds and reduced issuance. In Europe i 2004, according to ISMA, Repo markets volumes transacted both voice and electronically by interdealer brokers grew by 27%.

Market position

ICAP estimates that turnover in the combined voice and electronic global interdealer broker market for OTC derivatives, fixed income securities, mo market products, foreign exchange, energy, credit and equity derivatives increased in 2004 by approximately 4%, after adjusting for the impact of exchange rate movements and is worth approximately $5.1 billion at 2004/5 exchange rates. Included in this total, the estimated market for electroni broking grew by 14% to approximately $730 million.

ICAP continues to be the global leader of the overall market with an estim 28% share and we believe that through both organic growth and selective acquisition we can take our share to exceed 35% over the next few years.

Using technology to increase trading efficiency

ICAP uses a number of different technology platforms to deliver electronic broking to the different markets we serve. We are continuing to invest so in the future the majority of ICAP's services, apart from a few very illiq structured products, are available electronically as well as through voice brokers. To reduce support costs we will migrate from some of our existing platforms to newer, more efficient technologies. In addition, we are implementing a sophisticated capability to provide access across these pla so that we can satisfy demands in the future from our customers for cross trading.

The main benefits offered by electronic broking are lower cost, speed and of execution. However, the positive impact on bank costs is not limited to the execution of trades, but more importantly to the potential cost saving the middle and back office functions. The majority of the costs and inefficiencies in the OTC market usually occur post trade, where transacti need to be manually confirmed and input into the banks' systems for both settlement of the trade and position management.

Electronic broking, together with post trade feeds to provide straight-through-processing (STP) allows the trade to be confirmed, cleare (where the market has clearing),settled, and all the relevant information trade fed through to the banks' position management systems automatically the execution of the trade. Voice-brokered trades are also confirmed electronically through the same process. This streamlined process reduces significantly, but also enables many more trades to be executed and proces within a day, thereby increasing the velocity of trading in these markets.

For ICAP a fundamental business requirement is the integration of our netw

and systems with those of our customers' systems, in order to facilitate t
integration of applications for trading, market data, analytics and STP.
Establishing these links can be difficult and slow, involving the banks in
investing time and money to complete this integration.
Strategy

ICAP has had a consistent strategy for several years: the development of a
integrated voice and electronic interdealer broking business with strong m
positions worldwide and the potential for further growth, whether organic
acquisition.

Our combination of voice and electronic broking brings clear benefits to b
these businesses. We have four years' valuable experience of managing thes
activities in parallel, controlling costs and motivating our staff. The
development of electronic broking platforms requires a long-term view with
flexible and rapid reaction to changes as the markets evolve and grow. Fur
investment has been made in the integration of ICAP's electronic broking s
with the banks' internal systems which has created an invaluable e-broking
franchise.

ICAP's operations combine voice and electronic broking but we now consider
competitors in two distinct groups: those who have traction in electronic
broking and the remainder who have only voice broking capabilities. ICAP h
demonstrated its market leadership in both these sectors, which will devel
different rates. The interdealer electronic broking market is estimated to
grown, at constant exchange rates, by 14% in the past year compared with a
steadier 3% growth from voice broking.

The established electronic broking operations in many of the bond markets
shown the importance of first mover advantage as well as volume growth and
market share advantage successful platforms can achieve. Extending electro
broking into new markets like European interest rate derivatives is a long
investment. ICAP believes that the time has come for the euro interest rat
market to go electronic and as customer demand grows ICAP wants to lead th

ICAP believes that its customers' appetite for electronic transactions is
accelerating rapidly and in future the majority of ICAP's services, apart
few very illiquid or structured products, will be available electronically
well as through voice brokers. There will be an evolution of the voice bro
role. More customer coverage; more cross selling; more value added; higher
revenue productivity.

Geographic analysis

ICAP's businesses are broadly distributed with 23 offices worldwide; with
and the Americas the two largest regions.

The Americas
The Americas were the most profitable region in 2004/5 with turnover of £3
million generating profit* of £85.5 million (2004 - £71.0 million), and a
of 24%. In addition to voice broking, electronic broking and information s
were significant contributors to the profitability of this business. In US
Treasury non- benchmark issues, our voice broking business has enjoyed its
results for the last 5 years, benefiting from co-mingling with BrokerTec's
benchmark liquidity. We enjoy a majority share of the non-benchmarks marke
operate a combined voice and electronic business with 50% executed
electronically. There was reduced activity in corporate bonds and mortgage
backed securities which reduced overall profitability in securities brokin
Increased activity in the energy markets resulted in improved turnover and
profit. Our business in Latin American products has expanded this year and
are working with our partners, the Mexican Bolsa, to extend our activities
further.

Europe
We have benefited from having all our London-based businesses in one build
for the first time when we moved into Broadgate in May 2004. The European
markets had grown quickly in 2003/4 and a repeat of that growth was a toug
to follow. Turnover in Europe increased slightly to £348.7 million, genera
profit* of £75.9 million (2004 - £81.9 million) reflecting in part the inc
costs of the new building of £6 million. The medium term euro interest rat
markets slowed for several months in 2004 but from mid December activity i
medium term markets returned. The final quarter of the financial year saw
healthy volume increases over the same period in 2003/4 accompanied by a u
advance in market share in the interdealer brokers market over the quarter
compared with the same quarter in the previous year. For much of the year
operations in the credit markets for bonds and derivatives were quieter as
issuance slowed and tight credit spreads discouraged trading. In recent we

credit spread volatility has increased and a return to tight spreads in th
short term seems unlikely.

Asia Pacific
We have made considerable progress in the Asia Pacific region during the p
seven years and profit* grew to £7.9 million (2004 - £7.4 million) on turn
of £81.5 million. However the past six months has been marked by a greater
number of staff movements in our industry, largely driven by a competitor
attempting to establish itself in the region. This has had both positive a
negative effects on ICAP. We have strengthened the business with newly rec
staff and where we have lost staff we have made significant progress in
replacing them and integrating the new staff into our business.

Recently, Bruce Collins joined ICAP as Chief Executive responsible for the
Pacific region. He was previously the Group Chief Executive Officer of Tul
Liberty, now a part of Collins Stewart Tullett plc. The growing wholesale
financial markets in the region, including potential markets in China, rep
a significant opportunity for ICAP and Bruce Collins brings a wealth of
experience to help us make the most of that opportunity.

Business performance

ICAP segments its Group turnover and profit* into five divisions: electron
broking, derivatives and money broking, securities broking, energy broking
information services.

Electronic broking
There was a 35% increase in turnover in electronic broking to £83.8 millio
2004/5. The operating profit* margin improved to 29% from 8% in the previo
year, demonstrating the substantial operational leverage in these business
Volumes on ICAP's electronic broking platforms reached record levels of US
trillion in the final quarter of our financial year to 31 March 2005, up 4
the same period in 2004.

The electronic broking model provides a highly attractive financial levera
dynamic to the Group. Although commission rates per unit of sale are
significantly lower under the electronic broking model compared to voice,
is more than offset by the lower electronic broking cost base. In particul
lower electronic broking cost base has a higher fixed costs component than
voice, thereby creating significant financial leverage opportunities.

The Group's results demonstrate very clearly that practice has followed th
with the Group's electronic broking operations increasing their market sha
the year and posting significant gains in turnover, profit and the profit
margin.

ICAP's electronic broking footprint is much more extensive than any other
and currently includes active and off-the-run US Treasuries, Bills, Notes,
Bonds, Strips, TIPS and Basis trading as well as Agencies and Mortgages;
European, UK, Australian, Japanese and South African government bonds; US$
euro repurchase agreements; Eurobonds and credit derivatives; EONIAS and f
foreign exchange.

In the key US Treasury market, electronic volume increased by 59% over the
previous year to reach US$12 trillion for the final quarter of the financi
year. We estimate that our combined voice and electronic market share over
US Treasury products exceeded 60% for the quarter, a substantial increase
48% in the same period in 2004. ICAP is also firmly established as market
in the European and US$ Repo markets where electronic broking volumes in t
final quarter grew significantly to reach US$21 trillion in Europe and US$
trillion in North America.

We are constantly seeking new opportunities to extend electronic broking
alongside our voice broking business:

* ICAP launched credit derivatives on the BrokerTec platform during
  November with a focus on single credits as well as indices. Upgraded
  functionality has recently been added to the system and the 17 banks w
  have the latest version deployed have reacted very positively. We also
  to offer single name credit derivatives together with corporate bonds
  same screens for transaction.
* In September 2004 we launched in short dated interest rate swaps
  (EONIAS) and now have 21 banks installed on our i-Swap platform with 1
  in the pipeline. Our next move will be the extension of i-Swap euro ma
  out to 50 years. We plan to do this in autumn 2005 which involves buil
  link into the London Clearing House's Swapclear facility to ultimately
  Swapclear members the ability to novate electronically executed trades

straight through from i-Swap to the London Clearing House. With this functionality for longer dated interest rate swaps, credit issues woul minimized and could potentially release very rapid volume growth.

* The i-Forwards platform is now installed with 24 banks in Europe and three in the US with installations beginning in Asia in June this year platform currently covers the main forward foreign exchange markets; E Yen, Sterling, Australian, New Zealand and Canadian dollars and the Sw franc.
* Credit Repo was launched in conjunction with the voice broking desk in London in April 2005, and this has seen a positive start, with good su from the banks.

Derivatives and money broking
ICAP's turnover in derivatives and money markets grew from £309.2 million £312.6 million, generating profit* which increased to £70.7 million (2004 £68.5 million). Although medium term euro interest swap activity was lower other interest rate derivatives markets were active. In particular, intere rate options in both the Americas and in Europe enjoyed a consistently bus year. Given the turbulence in the foreign exchange markets, forward foreig exchange revenues responded with another year of growth. The non-deliverab forward FX market businesses benefited from broad market coverage and vola in the emerging markets.

Securities broking
The overall effect of changes in market activity and the weaker US dollar reduced turnover of £321.7 million, generating a profit* of £51.9 million - £66.5 million). Rising interest rates depressed issuance in the corporat and mortgage markets, but emerging markets attracted increased activity. Overall, credit default derivatives continued to grow and the introduction trading in credit default indices spurred the electronic broking in this m Issuance to fund rising deficits fuelled volumes in the government bond ma Average daily US Treasury volumes grew to $567 billion in the first quarte 2005, 13% ahead of the previous quarter and 18% above the same period in t previous year.

In the past year we have broadened ICAP's futures business and become clea members of Euronext.Liffe, Eurex, Chicago Mercantile Exchange, Chicago Boa Trade and the International Petroleum Exchange. An agency clearing agreeme allows ICAP to clear all other principal exchanges. The global clearing pl is based on the London hub allowing ICAP to offer a highly competitive ser The execution business has been similarly expanded and integrated with the establishment of new desks in New York and Sydney added to London. ICAP no offers its clients access to all electronic exchanges in the three time zo via a single platform.

Energy broking
The electricity, gas and oil related products markets have been very activ the past year with oil being the most visible, and the long-term growth potential remains attractive. ICAP estimates that the global interdealer b market for energy products grew by 22% in 2004/5. The market is currently fragmented and is continuing to develop, which could lead to opportunities consolidation.

ICAP Energy's turnover rose to £50.9 million from £41.4 million in 2003/4. Profit* rose by 46% to £7.6 million. Turnover in the North American electr market grew significantly, where new clearing mechanisms have attracted ne market entrants. In Europe, there has been an encouraging expansion in electronic broking of energy products. ICAP Energy was named Broker of the by Energy RISK magazine in a poll of market participants.

In January ICAP established a joint-venture with J.E.Hyde to address the g markets for Freight Forward and Shipping derivatives. This combines J.E.Hy longstanding expertise in the shipping markets with ICAP's strengths in commodity and commodity derivative broking. In addition ICAP Energy began broking a new commodity, carbon emissions, under the European Union scheme limits the carbon dioxide that companies in energy-intensive industries ar allowed to emit.

Information services
ICAP produces a wide array of prices and information covering most OTC fin markets. As markets move to electronic broking there is increased concentr of market share and information from these markets becomes more valuable. distributes its information mainly through professional data vendors inclu Reuters, Bloomberg, Telerate, Thomson and Telekurs.

There is significant competition between these data vendors. As a result, market for financial information continues to be tight, which reduces pote

spending available for the purchase of financial information. Turnover inc
slightly to £25.0 million in 2004/5 and profit* was £15.2 million.

In January ICAP acquired the outstanding shares in GovPX, Inc. GovPX is a
leading provider of US fixed income and derivative information to in exces
1,000 client sites and over 8,000 subscribers. This information is distrib
under the GovPX, AgencyPX, RepoPX and SwapPX brands. GovPX is primarily
distributed as an optional service via the major market data vendors which
include Bloomberg, Reuters and Telerate and delivery direct to client site
addition, GovPX offers services to disseminate end of day and historical d

Cost management

Given the slower business activity levels in the first half of the financi
year, special attention was focused on cost management throughout the Grou
operations. A cost review exercise was undertaken in July 2004 with the ta
of eliminating at least £7 million of costs in the 2004/5 financial year.
target was more than achieved and has enabled the Group to deliver a relat
modest 2% increase in underlying costs (excluding broker bonus costs) in 2
compared to the prior year. This was after absorbing an increase in UK pro
costs following the move to new premises at Broadgate.

Broker remuneration remains the largest component at an unchanged level of
of Group turnover. The variable component of broker remuneration cost, whi
linked to turnover and profit growth, is 55% of total broker employment co
and this compares with 56% in the prior year. In overall terms, it is esti
that some 50% of the Group's cost base is of a variable nature.

Recently there have been signs of increased competitive pressures in the
interdealer broker sector as evidenced by the attempts by some of the mark
participants in the Asia Pacific region to rationalise and rebuild their v
broking businesses. This has potentially adverse implications for the Grou
Asia Pacific employment costs ratio and it is being monitored very closely
However, given that the region's employment costs represent only 5% of Gro
turnover this in itself, should not have a material impact on the Group's
overall employment costs/turnover ratio.

US Dollar subordinated debt private placement

To optimise the flexibility of ICAP's capital structure for future develop
the Group is in the process of completing a US$225 million 10 year subordi
debt private placement. It is anticipated that funding will take place at
end of June 2005. The entire debt issue will qualify as Tier II Capital fo
regulatory purposes. This means that the Group, on completion of the
transaction, will have substantially increased its headroom over its curre
FSA consolidated regulatory capital requirement in anticipation of any pot
increase in regulatory capital requirement over the next few years as a
consequence of the introduction of Basel II. The placement includes
US$193 million of fixed rate debt and a US$32 million floating rate compon
The fixed rate debt will be at a 5.84% coupon with a 10 year maturity. At
fifth anniversary, the fixed debt will reset to a floating rate with a 50
point step up on the relevant floating rate. ICAP has an option to repay t
fixed debt at five years, and the floating debt after two years.

Dividend

ICAP continues to be a highly cash generative business which has allowed u
invest in the development of the business and has enabled the Group to mai
a progressive approach to the dividend paid to shareholders: the directors
recommend a final dividend of 6.4p per share to be paid on 26 August 2005
shareholders on the register on 29 July 2005 making a total dividend of 8.
per share for the year.

The Board has decided that, in the normal course of events, future interim
dividends will be calculated at 30% of the previous year's full year divid

Outlook

Looking ahead our strategy remains unchanged; to grow both organically and
through selective acquisition to take our share of the combined voice and
electronic market from an estimated 28% to exceed 35% over the next few ye
We cannot control the direction or the levels of activity in the financial
markets which are currently enjoying a reasonably volatile period driven b
recent corporate bond downgrades and doubts about the direction and scale
interest rate moves by the central banks. Our task is to extend our voice
electronic businesses across these markets and increase profit* by leverag
the scale economies of our businesses.

*Profit is defined as profit before tax, goodwill amortisation, exceptional items, interest and share of operating profit of joint ven and associates and is reconciled to statutory profit before interest a in the segmental analysis shown in note 2.

Audited Consolidated Profit and Loss Account

	Note	Year ended 31 March 2005 Before goodwill amortisation and exceptional items £m		Goodwill amortisation £m	Exceptional items (note 3) £m	Total £m	amo ex
Turnover including share of joint ventures	2(a)	812.7		-	-	812.7	
Less share of joint ventures' turnover		(18.7)		-	-	(18.7)	
Group turnover		794.0		-	-	794.0	
Net operating expenses	4	(624.7)		(37.5)	(9.1)	(671.3)	
Group operating profit		169.3		(37.5)	(9.1)	122.7	
Share of operating profit of joint ventures and associates		5.0		(0.6)	-	4.4	
Total operating profit		174.3		(38.1)	(9.1)	127.1	
Net profit on disposal of tangible fixed assets		-		-	-	-	
Profit before interest	2(b)	174.3		(38.1)	(9.1)	127.1	
Net interest receivable		4.6		-	-	4.6	
Profit on ordinary activities before taxation		178.9		(38.1)	(9.1)	131.7	
Taxation on profit on ordinary activities	5	(59.8)		11.5	1.2	(47.1)	
Profit on ordinary activities after taxation		119.1		(26.6)	(7.9)	84.6	
Minority interests - equity		(2.1)		-	-	(2.1)	
Profit for the financial year		117.0		(26.6)	(7.9)	82.5	
Dividends	6	(50.8)		-	-	(50.8)	
Retained profit for the financial year		66.2		(26.6)	(7.9)	31.7	
Earnings per 10p ordinary share							

	Note					
- basic	7				14.1 p	
- diluted	7				13.4 p	
- adjusted	7	19.5 p				

Audited Consolidated Balance Sheet

	Note	As at 31 March 2005 £m	A 31 M
Fixed assets			
Intangible assets		218.6	2
Tangible assets		66.2	
Investments			
- Investments in joint ventures			
Share of gross assets		12.1	
Share of gross liabilities		(3.7)	
Goodwill arising on acquisition		0.7	
		9.1	
- Investments in associates		8.5	
- Other investments		7.4	
		25.0	
		309.8	3
Current assets			
Debtors		719.2	5
Investments		16.2	
Cash at bank and in hand		227.0	2
		962.4	7
Creditors: amounts falling due within one year		(782.7)	(5
Net current assets		179.7	1
Total assets less current liabilities		489.5	5
Creditors: amounts falling due after more than one year		(21.3)	(
Provisions for liabilities and charges		(8.9)	(
Net assets		459.3	4
Capital and reserves			
Called up share capital	8	60.6	
Contingent share capital	8	7.0	1
Share premium account	8	215.2	1
Other reserves	8	28.8	
Profit and loss account	8	137.2	1
Shareholders' funds - equity		448.8	4
Minority interests - equity		10.5	
		459.3	4

Consolidated Statement of Total Recognised Gains and Losses

	Year ended 31 March 2005 £m	Year e 31 M
Profit for the financial year	82.5	
Adjustments to reserves		
- Exchange adjustments on net investments in overseas undertakings	(7.1)	(
Total recognised gains and losses for the year	75.4	

Reconciliation of Movements in Consolidated Shareholders' Funds

	Year ended 31 March 2005 £m	Year e 31 M
Profit for the financial year	82.5	
Dividends	(50.8)	(
Retained profit for the financial year	31.7	
Other recognised gains and losses	(7.1)	(
Movements in contingent share capital	(26.8)	
Other ordinary shares issued	0.8	1
Ordinary shares cancelled	(17.3)	
Increase in investment in own shares	(0.7)	
Net (decrease)/increase in shareholders' funds	(19.4)	2
Opening shareholders' funds	468.2	2
Closing shareholders' funds	448.8	4

Consolidated Cash Flow Statement

	Note	Year ended 31 March 2005 £m	Year e 31 M
Cash inflow from operating activities			
Before operating exceptional items	11(a)	179.7	1
Operating exceptional items paid		(4.8)	
		174.9	1
Dividends received from joint ventures and associates		3.4	
Returns on investments and servicing of finance			
Interest received from third parties		6.8	
Interest paid to third parties		(1.8)	
Interest element of finance lease rental payments		(0.1)	
Dividends paid to minority interests		(2.1)	
		2.8	
Taxation			
UK Corporation			
Tax paid		(20.6)	(
Overseas tax paid		(23.6)	(
		(44.2)	(
Capital expenditure and financial investment			
Payments to acquire tangible fixed assets		(26.6)	(
Receipts from sale of tangible fixed assets		0.3	
Insurance proceeds in respect of tangible fixed assets		-	
Payments to acquire fixed asset investments		(4.8)	
Receipts from sale of fixed asset investments		-	
		(31.1)	(
Acquisitions and disposals			
Acquisition of interests in businesses		(18.4)	(
Acquisitions of associates and joint ventures		(6.5)	
Cash held by subsidiaries acquired		2.4	
		(22.5)	(
Equity dividends paid		(45.0)	(
Management of liquid resources			

Purchase of current asset investments		(4.0)	
Receipts from sale of current asset investments		3.6	
		(0.4)	
Financing			
Proceeds from issue of ordinary shares		0.8	
Ordinary shares repurchased		(17.3)	
Payments to acquire own shares		(3.8)	
Receipts from sale of own shares		1.1	
Capital element of finance lease rental payments		(1.5)	
		(20.7)	
Increase in cash in the year	11(c)	17.2	

1 Basis of Preparation

The Financial Statements have been prepared under the historical cost convention and in accordance with applicable United Kingdom accountin standards. The accounting policies are unchanged from those set out i Annual Report of ICAP plc for the year ended 31 March 2004.

The financial information set out in this document does not comprise statutory accounts of the Group within the meaning of Section 230 of Companies Act 1985, but has been extracted from the audited statutory accounts for the year ended 31 March 2005. The audited statutory acco to 31 March 2005 have not yet been delivered to the Registrar of Comp but the audit report was unqualified and did not contain a statement Section 237 of the Companies Act.

2 Segmental information

(a) Turnover

Analysis by activity	Year ended 31 March 2005			Year ended 31 Ma	
	Continuing operations £m	Joint ventures £m	Total £m	Continuing operations £m	v
Securities broking	321.7	2.9	324.6	365.0	
Derivatives and money broking	312.6	15.8	328.4	309.2	
Energy broking	50.9	-	50.9	41.4	
Electronic broking	83.8	-	83.8	62.0	
Information services	25.0	-	25.0	23.8	
	794.0	18.7	812.7	801.4	
Analysis by geographic location					
Americas	363.8	10.2	374.0	371.7	
Europe	348.7	5.8	354.5	345.1	
Asia Pacific	81.5	2.7	84.2	84.6	
	794.0	18.7	812.7	801.4	

The geographic analysis presented above shows the turnover by origin There is no material difference between the turnover by origin and turnover by destination.

(b) Profit before interest

Analysis by activity	Year ended 31 March 2005

		Continuing operations before goodwill £m	Joint ventures and associates £m	Total before goodwill £m	G
Securities broking		51.9	(0.9)	51.0	
Derivatives and money broking		70.7	5.8	76.5	
Energy broking		7.6	-	7.6	
Electronic broking		23.9	0.1	24.0	
Information services		15.2	-	15.2	
		169.3	5.0	174.3	
Exceptional items (note 3)					
Total					

Year ended 31 March 2004

		Continuing operations before goodwill £m	Joint ventures and associates £m	Total before goodwill £m	G
Securities broking		66.5	0.7	67.2	
Derivatives and money broking		68.5	7.0	75.5	
Energy broking		5.2	-	5.2	
Electronic broking		4.7	0.6	5.3	
Information services		15.4	-	15.4	
		160.3	8.3	168.6	
Exceptional items (note 3)					
Total					

Analysis by geographic location

Year ended 31 March 2005

		Continuing operations before goodwill £m	Joint ventures and associates £m	Total before goodwill £m	
Americas		85.5	2.9	88.4	
Europe		75.9	(0.7)	75.2	
Asia Pacific		7.9	2.8	10.7	
		169.3	5.0	174.3	
Exceptional items (note 3)					
Total					

Year ended 31 March 2004

		Continuing operations before goodwill £m	Joint ventures and associates £m	Total before goodwill £m	G
Americas		71.0	3.7	74.7	
Europe		81.9	2.8	84.7	
Asia Pacific		7.4	1.8	9.2	
		160.3	8.3	168.6	
Exceptional items (note 3)					
Total					

3 Exceptional items

	Year ended 31 March 2005 £m
Operating exceptional items (a)	
Property and move related expenses	(4.1)
Other operating exceptional items	(5.0)
	(9.1)
Non-operating exceptional items (b)	
Profit on disposal of tangible fixed assets	-
Exceptional items included in profit before interest	(9.1)
Taxation (c)	1.2
Total exceptional (losses)/profits	(7.9)

(a) Operating exceptional items

Operating exceptional items recognised during the year ended 31 Marc
were:
- a loss of £4.1m in respect of UK property relocation costs (2004-£
- a loss of £5.0m for other operating exceptional items principally
arising as a result of legal and employee related matters in the Far
with legal costs being allocated to all companies involved in such
litigation (2004 - loss of £2.9m in respect of acquisition related
exceptional costs of £5.6m offset by a grant receivable in the US in
relation to a prior year of £2.7m).

(b) Non-operating exceptional items

Non-operating exceptional items in the prior year of £4.4m represent
final receipt of material damage insurance proceeds in connection wi
World Trade Center disaster.

(c) Taxation

A taxation credit of £1.2m (2004 - £2.8m) arose on the exceptional i
for the year.

4 Net operating expenses

	Year ended 31 March 2005 £m
Operating expenses before goodwill amortisation and operating exceptional items	637.0
Other operating income	(12.3)
	624.7

Goodwill	37.5
Operating exceptional items (note 3)	9.1
--------------------	---------
Net operating expenses	671.3
--------------------	---------

Other operating income for the year ended 31 March 2005 includes £9.
(2004 - £7.7m) relating to a BEIP grant receivable in the US.

5 Taxation on profit on ordinary activities

	Year ended 31 March 2005 £m
--------------------	---------
Current taxation	
UK Corporation Tax at 30.0% (2004 - 30.0%)	
- Current year	29.0
- Double tax relief	(5.7)
- Adjustment to prior years	(2.7)
Overseas taxation	
- Current year	39.1
- Adjustment to prior years	(2.9)
--------------------	---------
	56.8
Share of taxation of joint ventures and associates	3.5
--------------------	---------
Total current taxation	60.3
Deferred taxation	
- Current year	(13.2)
- Adjustment to prior years	-
--------------------	---------
	47.1
--------------------	---------

The Group's UK tax charge is stated after taking into account the ta
effect of exceptional items which reduced the Group's tax charge by
(2004 - £2.8m). The Group's share of taxation of joint ventures is £
(2004 - £1.7m) and of associates is £0.9m (2004 - £1.3m).

6 Dividends

Dividends in respect of ordinary shares:	Year ended 31 March 2005 £m
--------------------	---------
Interim dividend of 1.85p per ordinary share (2004 - 1.7p per share)	11.0
Final dividend (proposed) of 6.4p per ordinary share (2004 - 5.7p per share)	38.3
Adjustment to dividend declared in prior year	1.5
--------------------	---------
	50.8
--------------------	---------

The net adjustment of £1.5m relates to the additional final dividend
for the year ended 31 March 2004 that had not been accrued in that y
This arose as a result of the contingent shares issued in July 2004
the BrokerTec acquisition, offset by the share buy back also in July

7 Earnings per 10p ordinary share

Basic earnings per share is calculated by dividing the profit for th
financial year of £82.5m (2004 - £84.5m) by the weighted average num
ordinary 10p shares in issue during the year of 586.9m shares (2004
561.4m).

The weighted average number of ordinary shares in issue excludes the
weighted average number of shares held by trusts relating to employe
share schemes to which the participating employees are not unconditi
entitled, being 9.9m shares (2004 - 8.3m).

Diluted earnings per share takes into account the dilutive effect of
options outstanding under the Company's employee share schemes and t

dilutive effect of contingent share capital (note 8).

	Year ended 31 March 2005			Year ended
	Earnings £m	Shares millions	Earnings per share pence	Earnings £m m
Basic	82.5	586.9	14.1	84.5
Dilutive effect of share options	-	13.8	(0.4)	-
Dilutive effect of contingent share capital	-	13.1	(0.3)	-
Diluted	82.5	613.8	13.4	84.5

Adjusted earnings per share is based on earnings before goodwill amortisation and exceptional items (and their tax effects) and is presented in order to assist in the understanding of the underlying performance of the Group's businesses. Since post acquisition profit included in earnings, the adjusted weighted average number of shares into account the effect of contingent share capital.

	Year ended 31 March 2005			Year ended
	Earnings £m	Shares millions	Earnings per share pence	Earnings £m m
Basic	82.5	586.9	14.1	84.5
Goodwill amortisation	38.1	-	6.5	38.8
Exceptional items (note 3)	9.1	-	1.6	0.9
Taxation on exceptional items and goodwill amortisation	(12.7)	-	(2.2)	(14.8)
Dilutive effect of contingent share capital	-	13.1	(0.5)	-
Adjusted	117.0	600.0	19.5	109.4

8 Capital and reserves

	Share capital £m	Contingent share capital £m	Share premium account £m	Other reserves £m a
As at 1 April 2004	57.8	108.1	143.7	28.0
Exchange adjustments on net investments in overseas undertakings	-	-	-	-
Contingent share capital issued (a)	3.4	(96.1)	70.9	-
Other ordinary shares issued	0.2	-	0.6	-
Ordinary shares cancelled (b)	(0.8)	-	-	0.8
Other movements in	-	(5.0)	-	-

	contingent share capital (c)				
	Increase in investment in own shares	-	-	-	-
	Retained profit for the financial year	-	-	-	-
----	------------	--------	--------	--------	---------
	As at 31 March 2005	60.6	7.0	215.2	28.8
----	------------	--------	--------	--------	---------

(a) The deferred contingent consideration outstanding for BrokerTec 1 April 2004 of £96.1m assumed that the maximum number of ordinary s of 33,720,495 would be issued and were valued at the market price on March 2004 of 285.0p. These shares were issued in July 2004 at a mar value of £74.3m when the market price per share was 220.5p. Continge share capital was reduced by £21.8m with a corresponding reduction i goodwill.

(b) During the year the Company purchased 7,920,000 ordinary shares cost of £17.3m. These shares were subsequently cancelled.

(c) During the year the directors of ICAP exercised the Group's opti pay the contingent consideration due for both First Brokers and ICAP Energy in cash, rather than shares. Accordingly there has been a red in the contingent share capital. Further adjustments have been made contingent share capital as a result of the re-estimation of the contingent consideration due for future years.

9 Contingent liabilities

In July 2003, it was announced that two of the Group's subsidiary undertakings and the Company were among those being sued in connecti with an alleged infringement of patent number 6,560,580 (580 Patent) the United States of America. The Group rejected the claim.

The jury trial commenced on 7 February 2005. Prior to the commencem the trial, the claimants stated their damage claims against the defendants, including the Group, to be an amount of up to $104m as a September 2004. On the first day of trial, the Court dismissed all o monetary claims against the Group. The Court also dismissed all of t claims challenging use of the OM Click Exchange System for BrokerTec

The case then proceeded to trial on the limited issue of the claiman request for injunctive relief as to the use of a second computer sys the Garban GTN and on the Groups' counterclaim for judgment declarin the Garban GTN did not infringe the 580 Patent. On 22 February 2005 jury found that the application for the 580 Patent failed to provide adequate written description in certain of the 580 Patent claims. In addition, the jury found that the Garban GTN infringed certain claim the 580 Patent, but that the claimed infringement had not been willf

On 4 April 2005, the claimants and the Group filed post-trial applications, which remain pending. The claimants have previously indicated an intention to appeal certain of the Court's rulings.

At this stage it is not possible to predict the outcome with certain to determine the extent of liability, if any, of the Group, but base current available information and after consultation with the Group' lawyers the directors continue to expect a successful outcome for th Group. No provision has been made in the financial statements.

10 Exchange rates

The principal exchange rates which affect the Group, expressed in currency per £1, are shown below:

	Closing rate	Closing rate

	as at 31 March 2005	as at 31 March 2004 3
US Dollar	1.89	1.84
Euro	1.45	1.50
Yen	202.11	191.20

The Group is exposed to foreign exchange translational risk on consolidation of its overseas operations not denominated in sterling During the year ended 31 March 2005, the US Dollar depreciated by 3% respect to sterling, while the euro appreciated by 3%. In accordance the Statement of Standard Accounting Practice 20, the resulting exch difference is included within the £7.1m exchange loss taken directly reserves, as disclosed in the Consolidated Statement of Total Recogn Gains and Losses.

11 Cash flow

(a) Reconciliation of operating profit to net cash inflow from operating activities

	Year ended 31 March 2005 £m
Total operating profit	127.1
Operating exceptional items	9.1
Share of operating profits and losses of joint ventures and associates	(4.4)
Depreciation of tangible fixed assets	21.7
Amortisation of goodwill	37.5
Amortisation of other investments	0.4
Amortisation of the cost of own shares	2.0
(Profit)/loss on sale of fixed assets	(0.1)
Profit on sale of current asset investments	(0.9)
Increase in debtors	(30.1)
Increase in creditors	17.4
Cash inflow from operating activities before operating exceptional items	179.7

(b) Analysis of net funds

	As at 31 March 2005 £m
Cash	
- Cash at bank and in hand	227.0
- Bank overdrafts	(0.6)
	226.4
Liquid resources	
- Current asset investments	16.2
Finance leases	(1.0)
Net funds	241.6

(c) Reconciliation of net cash inflow to movement in net funds

	Year ended 31 March 2005 £m
Increase in cash in the year	17.2
Cash outflow from financing	1.5
Cash (inflow)/outflow from management of liquid resources	(0.4)
Increase in net funds resulting from cash flows	18.3
Exchange adjustments	(4.7)
Current asset investments acquired with subsidiary	-

	Finance leases acquired with subsidiary	-
	Other non-cash movements	0.8
-----	------------	---------
	Increase in net funds	14.4
	Opening net funds	227.2
-----	------------	---------
	Closing net funds	241.6
-----	------------	---------

12 Post balance sheet event

The Group is in the process of completing a $225m subordinated debt private placement. This includes $193m of fixed rate debt with a ten maturity which the Group has an option to repay at five years and a floating rate component that can be repaid after two years.

Webcast URL http://events.simplywebcast.com/icap_may_2005

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ICAP PLC - Appointment of new Group COO

RNS Number:6599M

ICAP PLC
24 May 2005

ICAP announces the appointment of Mark Yallop as Group Chief Operating Off

London, May 24, 2005 - ICAP plc (IAP.L), the world's largest interdealer b
announces the appointment of Mark Yallop as Group Chief Operating Officer
effective from 1 July 2005. He will be appointed a director of ICAP at the
meeting following the ICAP Annual General Meeting on 13 July 2005.

Michael Spencer, Group Chief Executive Officer, commented, "Mark Yallop br
to ICAP significant experience, having been Group Chief Operating Officer
Deutsche Bank Group, following many years involvement in trading in the
derivatives, foreign exchange and cash markets.

In particular his involvement in the transformation of Deutsche Bank's sal
trading business, as it has grown in the last ten years to capture a leadi
market share, is very relevant. I expect him to play an important role in
growth of ICAP, both organically and through selective acquisition, to hel
our share of the combined voice and electronic market interdealer broker m
from an estimated 28% to exceed 35% over the next few years."

David Gelber will be retiring from his role as Group Chief Operating Offic
position he has held since 1999, having been the Chief Operating Officer o
Intercapital, following the Exco/Intercapital merger. He will become a
non-executive director of ICAP plc for an initial period of one year from
July 2005 so that the board may continue to benefit from his knowledge and
experience.

Notes:

There are no details required to be disclosed in relation to paragraph 16.
of the Financial Services Authority Listing Rules in relation to Mark Yall

Contacts:

Michael Spencer	Group Chief Executive Officer	(44) 20 705
Mike Sheard	Director of Corporate Affairs	(44) 20 705
Neil Bennett	The Maitland Consultancy	(44) 20 737

About Mark Yallop

Mark Yallop completed his education at University College, Oxford and join
Baring Brothers before moving to Morgan Grenfell in 1985. He then began 15

of sales and trading responsibilities, becoming Head of OTC Derivatives in
and Deputy Head of the Treasury and Trading Division in 1992 where he was
involved in planning the full integration of Morgan Grenfell and Deutsche
businesses in 1995. He followed this by becoming Chief Operating Officer o
Deutsche Bank's Global Markets Division and in 2001 Chief Operating Office
the Corporate and Investment Banking Division. Finally he was Group Chief
Operating Officer of Deutsche Bank Group, reporting to Hermann-Josef Lambe
until December 2004. He was also a director of the International Swaps and
Derivatives Association (ISDA) from 1996 to 1998.

About ICAP:

ICAP is the world's largest interdealer broker and following the acquisiti
the BrokerTec fixed income securities businesses is the world's leading
electronic broker of fixed income securities with a daily average transact
volume in excess of $1 trillion, 50% of which is electronic. The Group is
active in the wholesale market for OTC derivatives, fixed income securitie
money market products, foreign exchange, energy, credit and equity derivat

This information is provided by RNS
The company news service from the London Stock Exchange

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ICAP PLC - Director Shareholding

RNS Number:7628M

ICAP PLC
25 May 2005

ICAP plc ("the Company")

Directors' interests

Mourant & Co. Trustees Limited as trustee of the ICAP Employee Share Trust "Trust") purchased 600,000 ordinary shares in ICAP plc at an average price £2.7876 per share on 24 May 2005. The Company was advised of these transa on 25 May 2005.

Following the above transactions, the trustee of the Trust holds 1,347,215 unallocated ordinary shares in ICAP plc.

The Trust is a discretionary trust of which all employees and former emplo of ICAP plc and its subsidiaries are potential beneficiaries. Four of the Company's directors, Michael Spencer, David Gelber, Jim Pettigrew and Step McDermott are therefore regarded for Companies Act purposes as being inter in the ICAP plc shares held by the trustees of the Trust.

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ICAP PLC - Director Shareholding

RNS Number:8204M

ICAP PLC
26 May 2005

ICAP plc ("the Company")

Directors' interests

Mourant & Co. Trustees Limited as trustee of the ICAP Employee Share Trust "Trust") purchased 25,000 ordinary shares in ICAP plc at an average price £2.7875 per share on 25 May 2005. The Company was advised of these transa on 26 May 2005.

Following the above transactions, the trustee of the Trust holds 1,372,215 unallocated ordinary shares in ICAP plc.

The Trust is a discretionary trust of which all employees and former emplo of ICAP plc and its subsidiaries are potential beneficiaries. Four of the Company's directors, Michael Spencer, David Gelber, Jim Pettigrew and Step McDermott are therefore regarded for Companies Act purposes as being inter in the ICAP plc shares held by the trustees of the Trust.

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ICAP PLC - Director Shareholding

RNS Number:8776M

ICAP PLC
27 May 2005

ICAP plc ("the Company")

Directors' interests

Mourant & Co. Trustees Limited as trustee of the ICAP Employee Share Trust "Trust") purchased 100,000 ordinary shares in ICAP plc at an average price £2.80 per share on 26 May 2005. The Company was advised of these transact on 27 May 2005.

Following the above transactions, the trustee of the Trust holds 1,472,215 unallocated ordinary shares in ICAP plc.

The Trust is a discretionary trust of which all employees and former emplo of ICAP plc and its subsidiaries are potential beneficiaries. Four of the Company's directors, Michael Spencer, David Gelber, Jim Pettigrew and Step McDermott are therefore regarded for Companies Act purposes as being inter in the ICAP plc shares held by the trustees of the Trust.

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ICAP PLC - Director Shareholding

RNS Number:9616M

ICAP PLC
31 May 2005

ICAP plc ("the Company")

Directors' interests

Mourant & Co. Trustees Limited as trustee of the ICAP Employee Share Trust "Trust") purchased 225,000 ordinary shares in ICAP plc at an average price £2.80 per share on 27 May 2005. The Company was advised of these transact on 31 May 2005.

Following the above transactions, the trustee of the Trust holds 1,697,215 unallocated ordinary shares in ICAP plc.

The Trust is a discretionary trust of which all employees and former emplo of ICAP plc and its subsidiaries are potential beneficiaries. Four of the Company's directors, Michael Spencer, David Gelber, Jim Pettigrew and Step McDermott are therefore regarded for Companies Act purposes as being inter in the ICAP plc shares held by the trustees of the Trust.

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